

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2025

Chirag Bhavsar
Chief Executive Officer
CNL Strategic Residential Credit, Inc.
450 South Orange Avenue, Suite 1400
Orlando, Florida 32801-3358

> **Re: CNL Strategic Residential Credit, Inc.**
> **Form 10-12G**
> **Filed June 2, 2025**
> **File No. 000-56755**

Dear Chirag Bhavsar:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Jason Myers